EXHIBIT (7)

REINSURANCE AGREEMENT

FUNDS WITHHELD

REINSURANCE AGREEMENT

No. 6992-B01

Between

Transamerica Life Insurance Company

of Cedar Rapids, Iowa

(Company)

And

Transamerica International Re (Bermuda) Ltd.

of Hamilton, Bermuda

(Reinsurer)

Effective December 31, 2001

Table of Contents

Articles

1	Preamble
2	Basis of Reinsurance
3	Liability
4	Mutual Considerations
5	Funds Withheld Balance
6	Reporting and Premium Accounting
7	Reductions or Cancellations
8	Terminal Accounting
9	Insolvency
10	Arbitration
11	DAC Tax
12	Entire Agreement
13	Service of Suit
14	General Provisions
15	Letter of Credit
16	Federal Excise Tax
17	Commencement and Termination

Schedules

A	Specifications
B	Ongoing Premiums
C	Expense Allowances
D	Minimum and Maximum Funds Withheld Balances

Exhibits

1	Underlying Contracts

Article 1

Preamble

1.01	This Agreement is made and entered into by and between Transamerica Life Insurance Company (hereinafter referred to as the “Company”) and Transamerica International Re (Bermuda) Ltd. (hereinafter referred to as the “Reinsurer”).

1.02	The Company and the Reinsurer mutually agree to reinsure on the terms and conditions stated herein. This Agreement is an indemnity reinsurance agreement and the performance of the obligations of each party under this Agreement shall be rendered solely to the other party.

Article 2

Basis of Reinsurance

2.01	Basis. The Company shall cede to the Reinsurer those excess death benefits described in Schedule A provided under those annuity plans (the “Underlying Contracts”) listed in Exhibit I on a quota share basis.

2.02	Reinsurer’s Share. The Reinsurer shall accept the quota share specified in Schedule A.

2.03	Net Retained Lines. This Agreement applies only to that portion of any risk which the Company retains net for its own account, and in calculating the amount of any loss hereunder and also in computing the amount or amounts in excess of which this Agreement attaches, only loss or losses in respect of that portion of any insurance which the Company retains net for its own account shall be included. The amount of the Reinsurer’s liability hereunder in respect of any loss or losses shall not be increased by reason of the inability of the Company to collect from any other reinsurer(s), whether specific or general, any amounts which may have become due from such reinsurer(s), whether such inability arises from the insolvency of such other reinsurer(s) or otherwise.

Article 3

Liability

3.01	Inception. The Reinsurer’s liability shall begin on the effective date of this Agreement.

3.02	Termination. The Reinsurer’s liability shall terminate when the Company’s liability terminates.

3.03	Follow the Fortunes. The Reinsurer shall be liable to the Company in the same manner as the Company is liable on the policy forms reinsured under this Agreement to the extent such terms and conditions are not contrary to the terms and conditions of this Agreement.

Article 4

Mutual Considerations

4.01	Initial Premium. On the Effective Date of this Agreement, the Company agrees to pay the Reinsurer an initial premium equal to $13,402,633. This amount, should the Company elect, is eligible to be withheld by the Company in accordance with Article 5.

4.02	Initial Ceding Commission. An initial ceding commission will not be applicable to this Agreement,

4.03	Ongoing Payments. The Company shall credit the Reinsurer with its share of those premiums specified in Schedule B and shall debit the Reinsurer with its share of (a) all Claims Incurred, and (b) expense allowances as specified in Schedule C.

4.04	Claims Incurred. A GMDB claim is incurred under this Agreement if: (a) the death proceeds of the underlying contract exceeds the contract’s Policy Value as the sole result of the guaranteed minimum death benefit provision of the contract, and (b) the death is reported to the Company after the effective date of this Agreement, but on or before this Agreement’s termination date. The date of incurral for the purpose of determining “Losses” under Section 15.04 shall be the date that the death is reported to Company.

Article 5

Funds Withheld Balance

5.01	Funds Withheld. Subject to the terms hereof, the Company shall retain, as fiduciary of the Reinsurer, the reinsurance premium due hereunder on a funds withheld basis. The amount of such reinsurance premium so retained shall be called “Funds Withheld”. In consideration of the Reinsurer agreeing to allow the Company to retain the reinsurance premium on funds withheld basis, the Company agrees that the Funds Withheld Balance (as defined in Section 5.02) may be offset by the Reinsurer against liabilities of the Reinsurer for claims and expense under this Agreement. The Funds Withheld Balance shall be maintained by the Company in a segregated asset portfolio.

5.02	Calculation of the Funds Withheld Balance. As of the effective date of this Agreement, the Company shall maintain an accounting of all amounts deducted from or added to the Funds Withheld (the “Funds Withheld Balance”) and shall report the status of the Funds Withheld Balance calculated in accordance with this Clause with each quarterly accounting statement.

5.03	Initial Funds Withheld Balance. The Funds Withheld Balance shall equal:

a)	The total of the reinsurance premiums due and payable to the Reinsurer for the current settlement period in accordance with Sections 4.01 and 4.03; less

b)	the total of any claims payable by the Reinsurer for the current settlement period in accordance with Section 4.03; less

c)	any expense allowances payable by the Reinsurer for the current settlement period in accordance with Section 4.03; plus

d)	the Funds Withheld Investment Credit (as defined in Section 5.05) for the current settlement period; less

e)	payments made by the Company to the Reinsurer during the current settlement period in accordance with Section 6.01; plus

f)	payments made by the Reinsurer to the Company during the current settlement period in accordance with Section 6.02.

5.04	Calculation of Funds Withheld Balance after the Effective Date. After the First Settlement Date, the Funds Withheld Balance shall be calculated on a quarterly basis. The Funds Withheld Balance shall be calculated in the same manner as for the Initial Funds Withheld Balance on each subsequent Settlement Date, beginning with the Funds Withheld Balance determined on the immediately preceding Settlement Date being carried forward, making each adjustment, if applicable, in Sections 5.03(a) through 5.03(f) for the current settlement period.

5.05	Funds Withheld Investment Credit. For each period from the immediately preceding Settlement Date until the current Settlement Date, the Company shall calculate the Funds Withheld Investment Credit as of the current Settlement Date (except for the First Settlement Date). The Funds Withheld Investment Credit shall be an amount equal to the product of (x), the Funds Withheld Balance as of the immediately preceding Settlement Date, if positive and (y) the Interest Credit Rate. If the Funds Withheld Balance as of the immediately preceding Settlement Date is negative, then the Funds Withheld Investment Credit as of the current Settlement Date shall be zero.

5.06	The Interest Credit Rate. The Interest Credit Rate shall mean the ratio of the investment income, including capital gains and losses, earned by the assets in the segregated asset portfolio to the average book value of the assets in the segregated asset portfolio using the formula:

Rate = 2*I/(A+B-I), where

I = net investment income after investment expense, including capital gain and loss

A = the book value of assets in the segregated asset portfolio on the immediately preceding

Settlement Date

B = the book value of asset in the segregated asset portfolio on the current Settlement Date.

5.07	Funds Withheld Balance at End of Settlement Period. Should the Funds Withheld Balance be greater than the Regulatory Balance (as defined in Schedule D), then the excess, if any, shall be paid by the Company to the Reinsurer. Should the Funds Withheld Balance be less than the Regulatory Balance (as defined in Schedule D), then the deficiency, if any, shall be payable in cash by the Reinsurer to the Company. Payment of these amounts owed shall follow the procedures outlined in Article 6.

Article 6

Reporting and Premium Accounting

6.01	Reporting and Payment by the Company. Within forty-five (45) days following the close of each calendar quarter, the Company will send the Reinsurer a statement showing the calculation of the Funds Withheld Balance as of the current Settlement Date and the amount owed, if any, by the Reinsurer or the Company calculated in accordance with Article 5. If an amount is owed the Reinsurer, payment by the Company shall accompany the statement.

6.02	Payments from the Reinsurer. Within ten (10) days after the receipt of the quarterly statement from the Company, the Reinsurer shall pay any amount owed to the Company.

6.03	Corrections in Payments. If, at any time subsequent to the settlements described in 6.01 or 6.02 above, the computation is found to be in error, a recomputation will be performed and payments will be made to reimburse the Company or Reinsurer as necessary.

6.04	Termination Because of Non-Payment of Premium.

a)	When the Company is delinquent in submitting statements or amounts owed the Reinsurer in accordance with 6.01 above, the Reinsurer has the right to terminate this Agreement by giving the Company thirty (30) days’ written notice. As of the close of this thirty-day period (the “Effective Termination Date”), all of the Reinsurer’s liability shall terminate.

b)	Regardless of the termination, the Reinsurer shall remain liable to the Company for Claims Incurred by the Company prior the Effective Termination Date.

c)	Regardless of the termination, the Company shall continue to be liable to the Reinsurer for:

(i)	Reinsurance premiums payable by the Company prior the Effective Termination Date, plus

(ii)	Funds Withheld Investment Credits earned by the Reinsurer on Funds Withheld Balances retained by the Company for periods prior to the Effective Termination Date, less

(iii)	Any amounts paid to the Reinsurer prior to the Effective Termination Date.

6.05	Reinstatement of a Delinquent Statement or Payment. The Company may automatically reinstate an Agreement terminated under 6.04 above by submitted all delinquent statements and amounts owed within sixty (60) days of the Effective Termination Date. The reinstatement shall be effective on the Effective Termination Date. If, as a result of submitting the delinquent statements, there is an amount owed by the Reinsurer to the Company, the Reinsurer shall remit such amount owed within ten (10) days after the receipt of the delinquent statement that shows the amount owed.

6.06	Currency. All amounts payable under this Agreement shall be payable in the lawful money of the United States.

Article 7

Reductions or Cancellations

7.01	Reductions or Cancellations. Should this Agreement be terminated or the Reinsurer’s share be reduced while the underlying contract remains in force, the Reinsurer shall return to the Company the unearned premium, if any, as of the date of cancellation or reduction, less the applicable allowances. If the Company’s share in the underlying contract is reduced or canceled, the Reinsurer shall follow the Company’s liability in all respects.

Article 8

Terminal Accounting

8.01	Terminal Accounting. In the event that all of the reinsurance under this Agreement is terminated in accordance with Article 17, Commencement and Termination, a terminal accounting and settlement shall take place, subject to Article 5, Funds Withheld Balance.

8.02	Date of Termination. The effective date of termination shall be the end of the accounting period in which termination is effective. The terminal accounting date shall be the effective date of termination or such other date as shall be mutually agreed to in writing.

8.03	Settlement. The terminal accounting and settlement shall consist of the settlements as provided in Article 6.04(b) and 6.04(c), computed as of the terminal accounting date. If the calculation of the terminal accounting settlement produces an amount due the Company, such amount shall be paid by the Reinsurer to the Company. If the calculation of the terminal accounting and settlement produces an amount due the Reinsurer, the Company shall pay such amount to the Reinsurer. Such amounts shall be payable within thirty (30) days after the terminal accounting and settlement is calculated.

8.04	Supplementary Accounting and Settlement. In the event that, subsequent to the terminal accounting and settlement as provided above, a change is made with respect to any amount taken into account pursuant to Article 6, a supplementary accounting shall take place. Any amount owed to the Reinsurer or to the Company by reason of such supplementary accounting shall be paid promptly upon the completion thereof.

Article 9

Insolvency

9.01	In the event of the Company’s insolvency and the appointment of a conservator, liquidator, or statutory successor, the portion of any risk or obligation assumed by the Reinsurer shall be payable to the conservator, liquidator, or statutory successor on the basis of claims allowed against the Company by any court of competent jurisdiction or by any conservator, liquidator, or statutory successor of the Company having authority to allow such claims, without diminution because of that insolvency, or because the conservator, liquidator, or statutory successor has failed to pay all or a portion of any claims. Payments by the Reinsurer as set forth in this Section shall be made directly to the Company or to its conservator, liquidator, or statutory successor.

9.02	In the event of the Company’s insolvency, the conservator, liquidator, or statutory successor shall give written notice of the pendency of a claim against the Company on any policies reinsured within a reasonable time after such claim is filed. The Reinsurer may interpose, at its own expense, in the proceeding where such claim is to be adjudicated, any defense or defenses which it may deem available to the Company or its conservator, liquidator, or statutory successor.

9.03	The expenses incurred by the Reinsurer shall be chargeable, subject to court approval, against the Company as part of the expense of conservation or liquidation to the extent of a proportionate share of the benefit which may accrue to the Company in conservation or liquidation, solely as a result of the defense undertaken by the Reinsurer. Where two or more Reinsurers are involved in the same claim and a majority in interest elect to interpose a defense or defenses to this claim, the expense shall be shared as though such expense had been incurred by the Company.

Article 10

Arbitration

10.01	As a condition precedent to any right of action hereunder, any dispute or difference between the Company and the Reinsurer relating to the interpretation or performance of this Agreement, including its formation or validity, or any transaction under this Agreement, whether arising before or after termination, shall be submitted to arbitration. Arbitration shall be the method of dispute resolution, regardless of the insolvency of either party, unless the conservator, receiver, liquidator or statutory successor is specifically exempted from arbitration proceeding by applicable state law of the insolvency.

10.02	Arbitration shall be initiated by the delivery of written notice of demand for arbitration by one party to another. Such written notice shall contain a brief statement of the issue(s), the failure on behalf of the parties to reach amicable agreement and the date of demand for arbitration.

10.03	The arbitrators and umpire shall be present or former disinterested officers of life reinsurance or insurance companies other than the two parties to the Agreement or any company owned by, or affiliated with, either party. Each party shall appoint an individual as arbitrator and the two so appointed shall then appoint the umpire. If either party refuses or neglects to appoint an arbitrator within thirty (30) days, the other party may appoint the second arbitrator. If the two arbitrators do not agree on an umpire within sixty (60) days of the appointment of the second appointed arbitrator, each of the two arbitrators shall nominate three individuals. Each arbitrator shall then decline two of the nominations presented by the other arbitrator. The umpire shall be chosen from the remaining two nominations by drawing lots.

10.04	The arbitration hearings shall be held in Cedar Rapids, Iowa or any such other place as may be mutually agreed. Each party shall submit its case to the arbitrators and umpire within one hundred and eighty (180) days of the selection of the umpire or within such longer period as may be agreed.

10.05	The arbitration panel shall make its decision with regard to the custom and usage of the insurance and reinsurance business. The arbitration panel shall interpret this Agreement as an honorable engagement; they are relieved of all judicial formalities and may abstain from following strict rules of law. The arbitration panel shall be solely responsible for determining what shall be considered and what procedure they deem appropriate and necessary in the gathering of such facts or data to decide the dispute.

10.06	The decision in writing of the majority of the arbitration panel shall be final and binding upon the parties. Judgment may be entered upon the final decision of the arbitration panel in any court having jurisdiction.

10.07	The jointly incurred costs of the arbitration are to be borne equally by both parties. Jointly incurred costs are specifically defined as any costs that are not solely incurred by one of the parties (e.g., attorney’s fees, expert witness fees, travel to the hearing site, etc.). Costs incurred solely by one of the parties shall be borne by that party. Once the panel has been selected, the panel shall agree on one billable rate for each of the arbitrators and umpire and that sole cost shall be disclosed to the parties and become payable as a jointly incurred cost as described above.

10.08	If more than one Reinsurer is involved in the same dispute, all such Reinsurers shall constitute and act as one party for the purposes of this Arbitration Article, provided however, that nothing herein shall impair the rights of such Reinsurers to assert several, rather than joint, defenses or claims, nor be construed as changing the liability under the terms of the Agreement from several to joint.

Article 11

DAC Tax

Section 1.848-2(g)(8) Election

11.01	If applicable, both parties agree to the following pursuant to Section 1.848-2(g)(8) of the Income Tax Regulations issued December 1992, under Section 848 of the Internal Revenue Code of 1986, as amended. This election shall be effective for all subsequent taxable years for which this Agreement remains in effect,

11.02	The term “party” shall refer to either the Company or the Reinsurer as appropriate.

11.03	The terms used in this Article are defined by reference to Section 1.848-2 of the Income Tax Regulations in effect December 1992.

11.04	The party with the net positive consideration for this Agreement for each taxable year shall capitalize specified policy acquisition expenses with respect to this Agreement without regard to the general deductions limitation of Section 848(c)(l) of the Internal Revenue Code of 1986.

11.05	Both parties agree to exchange information pertaining to the amount of net consideration under this Agreement each year to ensure consistency or as otherwise required by the Internal Revenue Service.

11.06	The Company shall submit a schedule to the Reinsurer by April 1 of each year of its calculation of the net consideration for the preceding calendar year. This schedule of calculations shall be accompanied by a statement signed by one of the Company’s officers stating that the Company shall report such net consideration in its tax return for the preceding calendar year.

11.07	The Reinsurer may contest such calculation by providing an alternative calculation to the Company in writing within thirty (30) days of the Reinsurer’s receipt of the Company’s calculation. If the Reinsurer does not so notify the Company, the Reinsurer shall report the net consideration as determined by the Company in the Reinsurer’s tax return for the previous calendar year.

11.08	If the Reinsurer contests the Company’s calculation of the net consideration, both parties shall act in good faith to reach an agreement as to the correct amount within thirty (30) days of the date the Reinsurer submits its alternative calculation. If both parties reach agreement on an amount of net consideration, each party shall report such amount in its respective tax returns for the previous calendar year.

Article 12

Entire Agreement

12.01	This Agreement supersedes any and all prior discussions and understandings between the parties and, upon its execution, constitutes the sole and entire Agreement with respect to the reinsurance provided hereunder. There are no understandings between the parties other than as expressed in this Agreement. Any change or modification to the Agreement shall be null and void unless effected by a writing subscribed by both the Company and the Reinsurer. Any waiver shall constitute a waiver only in the circumstances for which it was given and shall not be a waiver of any future circumstance.

Article 13

Service of Suit

13.01	It is agreed that in the event the obligations under this Agreement are not performed by the Reinsurer, at the request of the Company, the Reinsurer shall submit to the jurisdiction of any court of competent jurisdiction within the United States and shall comply with all the requirements necessary to give that court jurisdiction. All matters arising under this Agreement shall be determined in accordance with the law and practice of such court. Nothing in this clause constitutes or should be understood to constitute a waiver of the Reinsurer’s rights to commence an action in any court of competent jurisdiction in the United States, to remove an action to a United States District Court, or to seek a transfer of a case to another court as permitted by the laws of the United States or of any state in the United States. Service of process, in any such suit, may be made upon the Reinsurer to the attention of Charles B. Collis (agent for service of process) at Clarendon House, 2 Church Street, Hamilton, HM CX, Bermuda. The Reinsurer shall abide by the final decision of such court or of any appellate court in the event of an appeal, for any suit instituted against the Reinsurer under this Agreement.

13.02	The agent for service of process is authorized and directed to accept service of process on behalf of the Reinsurer in any such suit and/or upon the request of the Company, give a written undertaking to the Company that the agent will enter a general appearance on behalf of the Reinsurer in the event such a suit is instituted.

13.03	The Reinsurer hereby designates the Insurance Commissioner for the State of Iowa (or his successor or successors), as its true and lawful agent for service of process (in addition to the above named agent), who may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the Company or any beneficiary arising out of this Agreement, and hereby designates the above named as the person to whom the Company is authorized to mail such process or a true copy thereof.

Article 14

General Provisions

14.01	Inspection of Records. Either company, their respective employees or authorized representatives, may audit, inspect and examine, during regular business hours, at the home office of either company, any and all books, records, statements, correspondence, reports, trust accounts and their related documents or other documents that relate to the policies covered hereunder. The audited party agrees to provide a reasonable work space for such audit, inspection or examination and to cooperate fully and to faithfully disclose the existence of and produce any and all necessary and reasonable materials requested by such auditors, investigators, or examiners. The company performing a routine audit shall provide five (5) working days advance notice to the other party. The expense of the respective party’s employee(s) or authorized representative(s) engaged in such activities will be borne solely by such party.

14.02	Severability. If any term or provision under this Agreement shall be held or made invalid, illegal or unenforceable by a court decision, statute, rule or otherwise, such term or provision shall be amended to the extent necessary to conform with the law and all of the other terms and provisions of this Agreement shall remain in full force and effect. If the term or provision held to be invalid, illegal or unenforceable is also held to be a material part of this Agreement, such that the party in whose favor the material term or provision was stipulated herein would not have entered into this Agreement without such term or provision, then the party in whose favor the material term or provision was stipulated shall have the right, upon such holding, to terminate this Agreement.

14.03	Parties to Agreement. This Agreement is solely between the Company and the Reinsurer. There is no third party to this Agreement. Reinsurance under this Agreement shall not create any right or legal relationship between the Reinsurer and any other person, for example, any insured, policy owner, agent, beneficiary or assignee. The Company further agrees that it will not make the Reinsurer a party to any litigation between any such third party and the Company.

14.04	Offset. All monies due either the Company or the Reinsurer under this Agreement may be offset against each other, dollar for dollar, regardless of any insolvency of either party unless otherwise prohibited by law. If the Reinsurer advances payment through offset of any claim it is contesting and prevails in the contest, the Company shall return such payment.

14.05	Governing Law. In the event of litigation, the parties shall submit to the competent jurisdiction of a court in the State of Iowa and shall abide by the final decision of such court. This Agreement shall be governed as to performance, administration and interpretation by the laws of the State of Iowa exclusive of the rules with respect to conflicts of law. In all cases, the State of Iowa applies with respect to rules for credit for reinsurance.

14.06	Errors and Omissions. Unintentional clerical errors, omissions or misunderstandings in the administration of this Agreement by either the Company or the Reinsurer shall not invalidate the reinsurance hereunder provided the error, omission or misunderstanding is corrected promptly after discovery. Both companies shall be restored, to the extent possible, to the position they would have occupied had the error, omission or misunderstanding not occurred, but the liability of the Reinsurer under this Agreement shall in no event exceed the limits specified herein.

14.07	Extra-Contractual Damages. Any extra contractual or non-contractual damages, awards and obligations or legal fees and expenses attendant to the defense thereof, including but not limited to punitive, exemplary and consequential damages or fines or statutory penalties, which are awarded against the Company shall be excluded from this Agreement.

14.08	Schedules, Exhibits and Section Headings. Schedules and Exhibits attached hereto are made a part of this Agreement. Section headings are provided for reference purposes only and are not made a part of this Agreement.

Article 15

Letter of Credit

15.01	Statutory Reserve Credit. The Reinsurer will take all necessary steps to enable the Company to secure its statutory reserve credit (the “Statutory Reserve Credit”) in all applicable United States jurisdictions. Statutory Reserve Credit shall mean the excess, if any, of the reduction in the Company’s statutory reserve allowed under the Standard Valuation Law and Actuarial Guideline XXXIV by the applicable United States jurisdiction for the benefits covered by this Agreement, less the amount of the Funds Withheld Balance established by the Company. The means of securing the Company’s Statutory Reserve Credit shall be determined at the Reinsurer’s sole option, and the Company herewith accepts such choice.

15.02	This Article shall set forth the terms and conditions under which any letter of credit required hereunder shall be held.

15.03	Letter of Credit. If a jurisdiction of the United States will not permit the Company, in the statements required to be filed with its regulatory authorities, to receive full credit as admitted reinsurance for the Reinsurer’s share of losses and reserves for premiums unearned, the Company will provide the Reinsurer with a statement showing the Reinsurer’s share of such losses and unearned premiums. Upon receipt of such statement, the Reinsurer shall promptly provide the Company with a clean, unconditional and irrevocable letter of credit, in the amount specified in the statement. The terms and bank shall be acceptable to the regulatory authority(ies) having jurisdiction.

15.04	Losses. “Losses”, as used in this section, shall be defined as the sum of:

(a) losses and expense allowances paid by the Company, but not yet recovered from the Reinsurer, plus

(b) reserves for losses and expense allowances incurred for due and unpaid claims, plus

(c) reserves for losses and expense allowances incurred for claims in the course of settlement.

15.05	Expiration. The Reinsurer hereby agrees that the letter of credit will provide for automatic extension of the letter of credit without amendment for one year from the date of expiration of said letter or any future expiration date, unless thirty (30) days prior to any expiration the issuing bank notifies the Company by Registered Mail that the issuing bank elects not to consider the letter of credit renewed for any additional period. An issuing bank that is not a member of the Federal Reserve System shall provide sixty (60) days notice to the Company prior to any expiration.

15.06	Drawing Upon Letter of Credit. Notwithstanding any other provision of this Agreement, the Company or its successors in interest may draw upon such credit at any time for one or more of the following purposes only:

a)	To pay or reimburse the Company for the Reinsurer’s share of any losses and unearned premiums as stipulated in the statement submitted by the Company to the Reinsurer;

b)	To make refund of any sum which is in excess of the actual amount required to pay the Reinsurer’s share of any losses and unearned premiums as stipulated in the statement submitted by the Company to the Reinsurer;

c)	To pay or reimburse the Company for any other amounts necessary to secure the credit or reduction from liability for reinsurance taken by the Company;

d)	To withdraw the balance of such credit if the Company has received effective notice of non- renewal of the letter of credit and the Reinsurer’s liability remains unliquidated and undischarged thirty (30) days prior to the expiration date of the letter of credit; and

e)	To pay or reimburse the Company for the Reinsurer’s share of any other amounts the Company claims are due under this Agreement.

15.07	Amendment to Letter of Credit. At semi-annual intervals, or more frequently as determined by the Company, but never more frequently than quarterly, the Company shall prepare a specific statement, for the sole purpose of amending the letter of credit, of the Reinsurer’s share of any losses and unearned premiums. If the statement shows that the Reinsurer’s share of losses plus unearned premiums exceeds the balance of credit as of the statement date, the Reinsurer shall, within thirty (30) days after receipt of notice of such excess, secure delivery to the Company of an amendment to the letter of credit or an additional letter of credit increasing the amount of credit by the amount of such difference. If the statement shows, however, that the Reinsurer’s share of losses plus unearned premiums is less than the balance of credit as of the statement date, the Company shall, within thirty (30) days after receipt of written request from the Reinsurer, release such excess credit by agreeing to secure an amendment to the letter of credit reducing the amount of credit available by the amount of such excess credit.

15.08	Insolvency. The rights and obligations of the Reinsurer and the Company, as set forth in this Article, shall not be diminished in any manner whatsoever by the insolvency of the Company or the Reinsurer.

Article 16

Federal Excise Tax

16.01	Federal Excise Tax. The Reinsurer represents that it is qualified to elect pursuant to I.R.C. Section 953(d) to be treated as a domestic corporation for United States tax purposes and has so elected in accordance with the rules and regulations prescribed by the United States Department of the Treasury. The Reinsurer will take all appropriate and reasonable steps to maintain such election in effect and will provide the Company with a copy of the stamped election statement prescribed in Notice 89-79, 1989-30 I.R.B. 7 (July 24, 1989). The Company will not withhold federal excise taxes while the Section 953(d) election is in effect.

The Reinsurer agrees to indemnify and hold harmless the Company from and against all liability that may be asserted with respect to federal excise taxes under I.R.C. Section 4371 attributable to premiums paid pursuant to this Agreement, including penalties and interest thereon, and any costs (including but not limited to costs of any tax audit or administrative of judicial proceeding) or other liabilities that may result therefrom.

In the event the Company receives written notice of any pending or threatened tax examinations, claims, settlements, proposed adjustments or related matters that could affect the Reinsurer’s liability under this Agreement, the Company shall notify the Reinsurer within ten days after receipt of such notice.

If the Internal Revenue Service attempts to levy federal excise tax on premiums payable according to the terms of this Agreement, subject to the following qualifications, the Company shall use its best reasonable efforts to dispute and oppose such levy up to and including the administrative level of the IRS:

a)	The Company may refuse to extend any applicable statute of limitations, may contest the issue administratively, in the United States Tax Court, or may contest the matter by paying the tax attributable to the disputed issue and filing a claim for refund, and in any event shall not be obligated to contest the issue beyond the administrative level of the IRS;

b)	The parties agree to cooperate with respect to any tax audit or proceeding provided that the Company shall have control over all material aspects of the contest of the issue, including choice of counsel, choice of forum, and all other procedural and substantive aspects of the contest;

c)	Notwithstanding any other provision hereof, the Company shall not be obligated to dispute the matter if it has received an opinion from counsel of its choice indicating that the question of whether the federal excise tax is not applicable may not be supported by substantial authority under then existing laws.

Within ten (10) days after receipt of notice from the Company that there has been final determination or settlement with the IRS that any tax is due which requires an indemnity payment to the Company, the Reinsurer will pay in immediately available funds such amount as determined by the Company.

The Reinsurer has the requisite corporate power and authority to enter into this indemnification agreement and to perform its obligation hereunder. The indemnification provided for hereunder is a valid and binding obligation of the Reinsurer, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors’ rights generally or by the principles governing the availability of equitable remedies.

This indemnification agreement will not (i) violate any provisions of the Articles or Certificate of Incorporation, By-laws or other charter or other organizational document of the Reinsurer; (ii) violate, conflict with or result in the breach of any of the terms of, result in any modification of the effect of, otherwise give any other contracting party the right to terminate, or constitute (or with notice or lapse of time or both, constitute) a default under, any contract or other agreement to which the Reinsurer is a party or by or to which it or any of its assets or properties may be bound or subject; (iii) violate any order, judgment, injunction, aware or decree of any court, arbitrator or governmental or regulatory body against, or binding upon, or any agreement with, or condition imposed by, any governmental or regulatory body, foreign or domestic, binding upon the Reinsurer; or (iv) violate any statute, law or regulation, permit, license, authorization, qualification or filing of any jurisdiction as such relates to the Reinsurer.

Article 17

Commencement and Termination

17.01	This Agreement shall be effective as of December 31, 2001 and shall remain in force for an indefinite period.

17.02	In the event the Underlying Contracts are terminated, this Agreement will also be terminated.

17.03	The Reinsurer shall only be allowed to terminate this Agreement, other than for reasons of a breach, fraud or misrepresentation as provided for and limited by this Agreement, should the Company, or its successor, fail to pay the reinsurance premiums or other considerations due the Reinsurer as provided for in this Agreement. In the event of termination by the Reinsurer, Terminal Accounting in accordance with Article 8 will apply and a payment in accordance with Section 8.03 will be effected.

17.04	This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Executed in duplicate by		Executed in duplicate by
Transamerica International Re (Bermuda) Ltd.		Transamerica Life Insurance Company
on December 24, 2002.		on December 30th, 2002.

By:	/s/ Patrick Kelleher	By:	/s/ William A. Kling
	Title		Title	Vice President

By:	/s/ Lal Gunawardene	By:	/s/ Ronald L. Ziegler
	Title		Title	Vice President

Schedule A

Specifications

1.	Death Benefits Payable	Excess, if any, of variable annuity death benefits paid over the Policy Value of the Underlying Contracts as a result of a Guaranteed Minimum Death Benefit provision.

2.	Plans of Insurance	Variable Deferred Annuities as specified in Exhibit I irrespective of the issue date.

3.	Quota Share	100%

Schedule B

Ongoing Premiums

1.	Frequency of Payment	Quarterly

2.	Premium Due Date	Last Day of Calendar Quarter

3.	Amount for Old Business Issued prior to 1/1/2002.

For Return of Premium = .030625 % of Policy Value*

For 5% & 6% Growth = .07% of Policy Value*

For Annual and Monthly Step-Up = .07% of Policy Value*

For Double-Enhanced Benefits = .091875% of Policy Value*

4.	Amount for New Business Issued after 12/31/2001.

For Return of Premium Benefits = .0325 % of Policy Value*

For 5% Growth = .05% of Policy Value*

For Monthly and Annual Step-Up = .05% of Policy Value*

For Combinations of 5% Growth with Annual Step-Up = .06% of Policy Value *

For Combinations of 6% Growth with Monthly Step-Up = .07% of Policy Value *.

* of the average of the beginning and ending policy value for the calendar quarter.

Schedule C

Expense Allowances

1.	Frequency of Payment	Quarterly

2.	Due Date	Last Day of Calendar Quarter

3.	Amount of Payment	For Investment Expense = .04% of the Funds Withheld Balance at the beginning of the calendar quarter.

For Claims Administration = $25 per GMDB claim processed*

For Surplus Use Fee = .125% of the Statutory Reserve Credit (as defined in Article 15.01 of this Agreement).

*to be paid only when the death proceeds exceed the Policy Value.

Schedule D

Regulatory Balance

Per Section 5.07

The Regulatory Balance at the end of any Calendar Quarter shall equal the Reinsurer’s Regulatory Reserve for the benefits assumed.

The Initial Regulatory Balance shall equal $12,062,370.

Exhibit I

Underlying Contracts

The Underlying Contracts shall be all of the variable deferred annuity policies administered by the Financial Markets Division of the Company that guarantee a minimum death benefit other than the Policy Value. As of the effective date of this Agreement, this shall include all plans and policy forms sold under the Brand Names listed below:

Endeavor Endeavor 1997 Endeavor 1998 Endeavor 2000 Endeavor 2001 Platinum Endeavor Landmark 2002	Landmark 2001 Portfolio Select Principal Plus Retirement Income Builder Retirement Income Builder II Retirement Income Builder III Premier Asset Builder	Extra 2001 Privilege Select Extra 2002 Atlas Access

The Underlying Contracts shall also include any variable deferred annuity policies issued before or after the effective date of this Agreement that provide the same death benefit guarantees as those plans listed above.